BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. (“BRF” or “Company”) (BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction n°358, of January 3, 2002 and in addition to the Announcements to the Market released on March 17 2017, March 20, 2017 and March 24, 2017, communicates, to its shareholders and to the market in general, that it has received, on April 8, 2017, the clearance from the Ministry of Agriculture, Foodstock and Suply (“MAPA”) to resume the operations of its industrial plant located in the city of Mineiros, State of Goiás (“Mineiros Plant”). After the completion of an audit by MAPA and the provision of all information requested by the authorities, the BRF was authorized to resume the slaughter of poultry and turkeys at the Mineiros Plant and to sell the products from such unit upon the conduction of laboratory tests in accredited laboratories.

The Mineiros Plant reopened on April 10, 2017 and the slaughter will resume on 11 April 2017, after due preparation of the production lines. The abovementioned unit has capacity and authorization to slaughter 26,000 turkeys and 115,000 chickens per day.

Finally, the company reiterates its confidence in its processes and standards.

São Paulo, April 11, 2017

Pedro de Andrade Faria
Global Chief Executive and Investor Relations Officer